UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 02, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 02 June 2025 entitled ‘Completion of Vodafone and Three merger in the UK’.

2 JUNE 2025

Completion of Vodafone and Three merger in the UK

Vodafone Group Plc ("Vodafone") and CK Hutchison Group Telecom Holdings Limited ("CKHGT"), a wholly owned subsidiary of CK Hutchison Holdings Limited ("CK Hutchison"), are pleased to announce that the merger of Vodafone UK and Three UK successfully completed on 31 May 2025.

The combined business, named VodafoneThree, is 51% owned by Vodafone and 49% by CKHGT. Vodafone will fully consolidate VodafoneThree in its financial results, and the Chief Executive Officer is Max Taylor, who currently leads Vodafone UK. Three UK's Darren Purkis is appointed Chief Financial Officer.

VodafoneThree will invest £11 billion over the next 10 years - creating one of Europe's most advanced 5G networks, giving millions of customers and businesses up and down the country a vastly superior mobile experience.

In its first year, VodafoneThree plans to invest £1.3 billion1 in capex. This will enable the company to accelerate its network deployment.  Consistent with previously communicated expectations, the combined business is expected to deliver cost and capex synergies of £700 million per annum by the fifth year after completion and the transaction is expected to be accretive to Vodafone's Adjusted free cash flow from FY29 onwards. Full alignment to Vodafone's accounting policies is ongoing and pro forma financials will be provided in due course.

High quality network connectivity is critical to so many elements of daily life. It is also central to the UK's economic growth prospects, important for the UK's science and technology sectors, as well as for improving public services and narrowing the digital divide across the country. This significant investment in a 5G Standalone network will propel the UK's mobile infrastructure to the forefront of European connectivity.

Margherita Della Valle, Vodafone Group Chief Executive, said: "The merger will create a new force in UK mobile, transform the country's digital infrastructure and propel the UK to the forefront of European connectivity. We are now eager to kick-off our network build and rapidly bring customers greater coverage and superior network quality. The transaction completes the reshaping of Vodafone in Europe, and following this period of transition we are now well-positioned for growth ahead."

Canning Fok, Deputy Chairman of CK Hutchison and Executive Chairman of CKHGT, said: "As we have demonstrated in other European markets, scale enables the significant investment needed to deliver the world-beating mobile networks our customers expect, and the Vodafone and Three merger provides that scale.  In addition, this transaction unlocks significant shareholder value, returning approximately £1.3 billion in net cash to the Group."

- ends -

For media enquiries, please contact:
Vodafone Group Plc                                                                                       CK Hutchison Holdings Limited
Media Relations:                                                                                            info@ckh.com.hk
Groupmedia@vodafone.com                                                                         Headland Consultancy
Investor Relations:                                                                                         + 44 (0) 20 38054822;
IR@vodafone.co.uk                                                                                       Andy Rivett-Carnac:
                                                                                                                      +44 (0) 7968 997 365

Notes

1.   Proforma (12-month basis).

Other Notes to Editors

●      Expected impact of the merger on Vodafone Group's FY26 financials (on a proforma full year basis): €0.4 billion incremental Adjusted EBITDAaL and -€0.2 billion dilutive to Adjusted Free Cash Flow.
●      Subject to customary closing adjustments, VodafoneThree's net debt immediately after completion is expected to be £6.0 billion (with Vodafone UK contributing £4.3 billion of debt and Three UK contributing £1.7 billion of debt respectively). As a result, on a fully consolidated basis, Vodafone Group's net debt will increase by £1.7 billion (€2.0 billion).
●      Both parents have agreed to contribute £800 million of equity into VodafoneThree to support the working capital requirements of the business (£408 million from Vodafone and £392 million from CKHGT). £600 million of this funding will be contributed shortly after closing, with the remaining £200 million to follow in Q1 2026.
●      There have been no material changes affecting any matter contained in previous announcements relating to this transaction made on 14 June 2023, 30 September 2024 and 9 December 2024.

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 340 million customers in 15 countries, partner with mobile networks in over 40 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 88 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to keep everyone connected by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About CK Hutchison Holdings Limited
Listed on The Stock Exchange of Hong Kong Limited, CK Hutchison Holdings Limited (CK Hutchison) is a renowned multinational conglomerate committed to innovation and technology with businesses spanning the globe.  With operations in about 50 countries/markets and over 300,000 employees worldwide, CK Hutchison has four core businesses - ports and related services, retail, infrastructure and telecommunications.  The Group is fully committed to its environmental and social sustainability responsibilities with policies, programmes and innovations across its businesses to address sustainability challenges such as the net-zero transition.

CK Hutchison reported turnover of approximately HKD477 billion (USD61 billion) for the year ended 31 December 2024.

For more information, please visit www.ckh.com.hk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 02, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary